SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 1)

REPUBLIC BANCSHARES OF TEXAS, INC.

(NAME OF THE ISSUER)

REPUBLIC BANCSHARES OF TEXAS, INC.

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

Not Applicable

(CUSIP NUMBER OF CLASS OF SECURITIES)

C. P. BRYAN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

REPUBLIC BANCSHARES OF TEXAS, INC.

4200 WESTHEIMER, SUITE 101

HOUSTON, TEXAS 77027

(281) 453-4100

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

CHARLOTTE M. RASCHE, ESQ. BRACEWELL & GIULIANI LLP 711 LOUISIANA ST., SUITE 2300 HOUSTON, TEXAS 77002 (713) 223-2300	JUSTIN M. LONG, ESQ. BRACEWELL & GIULIANI LLP 500 N. AKARD, SUITE 4000 DALLAS, TEXAS 75201 (214) 758-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,416,030	$402

* For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per share ($10.00) of common stock to be exchanged in the reclassification transaction for shares of Republic’s Series A Preferred Stock; the estimated transaction valuation is equal to the product obtained by multiplying (A) $10.00 by (B) the estimated total number of shares of Republic common stock (341,603) owned by all shareholders of record who hold 2,100 or fewer shares in each such shareholder’s account immediately prior to the reclassification transaction to which this Rule 13E-3 Transaction Statement relates.

** The amount of the filing fee equals $117.70 per $1 million of the aggregate transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $384

Form or Registration No.: Schedule 13E-3

Filing Party: Republic Bancshares of Texas, Inc.

Date Filed: September 26, 2005

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2005 filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Republic Bancshares of Texas, Inc., a Texas corporation (“Republic”). This Schedule 13E-3 is filed by Republic in connection with proposed amendments to Republic’s Articles of Incorporation (collectively, the “Amendments”) that (1) authorize 500,000 shares of preferred stock, (2) authorize a series of preferred stock, entitled Series A Preferred Stock, and (3) provided for the reclassification of shares of Republic’s common stock, $1.00 par value per share (“Republic common stock”), held of record by shareholders who own 2,100 or fewer of such shares into shares of Series A Preferred Stock, on the basis of one share of preferred stock for each share of Republic common stock held by such shareholders. Each share of Republic common stock held by a shareholder who owns of record, at the effective time of the amendments, more than 2,100 shares of Republic common stock will not be affected by the reclassification transaction and will continue to hold shares of Republic common stock after the reclassification transaction. The terms “reclassification transaction” and “Rule 13e-3 transaction” refer to the authorization of shares of preferred stock, the creation of the Series A Preferred Stock and the reclassification of shares of Republic common stock held by shareholders who own 2,100 or fewer shares of Republic common stock into the shares of Series A Preferred Stock.

This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement (“Proxy Statement”) filed by Republic under Regulation 14A of the Exchange Act pursuant to which the holders of the Republic common stock will be given notice of a special meeting of shareholders of Republic (the “special meeting”) at which they will be asked to consider and vote upon (1) the Amendments and (2) any other business that may be properly brought before the special meeting or any adjournments or postponements thereof. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all exhibits, appendices and annexes thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning Republic has been supplied by Republic. Copies of the full text of the proposed Amendments which include the terms of the preferred stock are attached as Appendix A to the Proxy Statement filed by Republic contemporaneously herewith.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under “Summary Term Sheet” and “Questions and Answers” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under “Summary Term Sheet – Republic Bancshares of Texas, Inc.” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under “Questions and Answers” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

(c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under “Special Factors – Background of the Rule 13e-3 Transaction,” “Information About Republic and Its Affiliates – Market for Common Stock and Dividends” and “Information About Republic and Its Affiliates – Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Information About Republic and Its Affiliates—Republic Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth under “Summary Term Sheet – Republic Bancshares of Texas, Inc.” and

“Information About Republic and Its Affiliates—Directors and Executive Officers of Republic” is incorporated herein by reference.

Directors and Executive Officers of Republic

Information regarding the directors and executive officers of Republic is set forth in the Proxy Statement under “Information About Republic and Its Affiliates – Directors and Executive Officers of Republic” and is incorporated herein by reference.

During the last five years, neither Republic nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Republic is a citizen of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION

Item 1004

(a) Material Terms. The following information is incorporated by reference from the Proxy Statement: “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Rule 13e-3 Transaction,” “Special Factors – Alternatives Considered,” “Special Factors – Background of the Rule 13e-3 Transaction,” “Special Factors – Effects of the Rule 13e-3 Transaction on Republic,” “Special Factors – Effects of the Rule 13e-3 Transaction on Shareholders Generally,” “Special Factors – Effects of the Rule 13e-3 Transaction on Affiliated Shareholders,” “Description of Capital Stock – Preferred Stock,” “Description of Capital Stock – Series A Preferred Stock to be Issued in the Rule 13e-3 Transaction,” “Special Factors – Record and Beneficial Ownership of Common Stock,” “Special Factors – Anticipated Accounting Treatment,” “Special Factors – Material U.S. Federal Income Tax Consequences” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required.”

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Rule 13e-3 Transaction,” “Special Factors – Effects of the Rule 13e-3 Transaction on Republic,” “Special Factors – Effects of the Rule 13e-3 Transaction on Shareholders Generally,” “Special Factors – Effects of the Rule 13e-3 Transaction on Affiliated Shareholders” and “Special Factors – Record and Beneficial Ownership of Common Stock” is incorporated herein by reference.

(d) Appraisal Rights. Under Texas law, shareholders do not have the right to dissent from the reclassification transaction and exercise rights of appraisal. The information set forth in the Proxy Statement under “Special Factors – Background of the Rule 13e-3 Transaction” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “Special Factors – Background of the Rule 13e-3 Transaction” and “Special Factors – Fairness of the Rule 13e-3 Transaction; Recommendation of the Board of Directors” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a) Transactions. Many of the directors, executive officers and principal shareholders of Republic (i.e., those who own 10% or more of the common stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of Republic’s wholly-owned subsidiary, Republic National Bank (the “Bank”). During 2004 and the interim period in 2005 through the date hereof, the Bank made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of Republic and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with Republic and did not involve more than the normal risk of collectability or present other unfavorable features. Loans to directors, executive officers and principal shareholders of Republic are subject to limitations contained in the Federal Reserve Act the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors and principal shareholders and their affiliates satisfy the foregoing standards. As of September 30, 2005, all of such loans aggregated $7.6 million, which was approximately 16.07% of Republic’s Tier I capital at such date. Republic expects the Bank to continue to enter into such transactions, or transactions on a similar basis, with the directors, executive officers and principal shareholders of Republic and the Bank and their associates in the future.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors – Background of the Rule 13e-3 Transaction,” “Special Factors – Fairness of the Rule 13e-3 Transaction; Recommendation of the Board of Directors” and “Special Factors – Effects of the Rule 13e-3 Transaction on Republic” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. Republic is not aware of any agreements involving the Republic common stock.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under “Special Factors – Effects of the Rule 13e-3 Transaction on Republic” and “Special Factors – Anticipated Accounting Treatment” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Rule 13e-3 Transaction,” “Special Factors – Effects of the Rule 13e-3 Transaction on Republic” and “Information About Republic and Its Affiliates – Dividends” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Rule 13e-3 Transaction” and “Special Factors – Background of the Rule 13e-3 Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Rule 13e-3 Transaction” and “Special Factors – Background of the Rule 13e-3 Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Special Factors – Purpose and Reasons for the Rule 13e-3 Transaction,” “Special Factors – Effects of the Rule 13e-3 Transaction on Republic,” “Special Factors – Effects of the Rule 13e-3 Transaction on Shareholders Generally,” “Special Factors – Effects of the Rule 13e-3 Transaction on Affiliated Shareholders” and “Special Factors – Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Item 1014

(a)-(e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Rule 13e-3 Transaction,” “Special Factors – Background of the Rule 13e-3 Transaction” and “Special Factors – Fairness of the Rule 13e-3 Transaction; Recommendation of the Board of Directors” is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9.	REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report; Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors – Background of the Rule 13e-3 Transaction” and “Special Factors – Fairness of the Rule 13e-3 Transaction; Recommendation of the Board of Directors” is incorporated herein by reference.

(c) Availability of Documents. Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under “Summary Term Sheet – Financing of the Rule 13e-3 Transaction,” “Special Factors – Effects of the Rule 13e-3 Transaction on Republic,” “Special Factors – Financing of the Rule 13e-3 Transaction” and “Special Factors – Fees and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors – Fees and Expenses,” “The Special Meeting – Solicitation of Proxies and Expenses” and “Unaudited Pro Forma Consolidated Financial Information” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under “Information About Republic and Its Affiliates—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “Information About Republic and Its Affiliates – Republic Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)-(e) Intent to Tender or Vote in a Going Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under “Questions and Answers,” “Special Factors – Fairness of the Rule 13e-3 Transaction; Recommendation of the Board of Directors” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

Item 1010

(a) Financial Information.

The audited consolidated financial statements of Republic as of December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 are incorporated by reference in the Proxy Statement from Republic’s Annual Report on Form 10-KSB for the year ended December 31, 2004. The unaudited consolidated financial statements of Republic as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 are incorporated by reference in the Proxy Statement from Republic’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The information in the Proxy Statement referred to in “Where You Can Find More Information,” “Selected Historical Consolidated Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “Unaudited Pro Forma Consolidated Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting – Solicitation of Proxies and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Item 1016

(a)(i) Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by Republic with the SEC on November 15, 2005 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii) Press Release issued by Republic on September 15, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Republic with the SEC on September 16, 2005).

(b) Not applicable.

(c) Not applicable.

(d)(i) Proposed Amendments to Articles of Incorporation of Republic (incorporated herein by reference to Appendix A to the Proxy Statement).

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE	REPUBLIC BANCSHARES OF TEXAS, INC.

November 15, 2005	By:	/s/ C. P. BRYAN
C. P. Bryan, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by Republic with the SEC on November 15, 2005 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)	Press Release issued by Republic on September 15, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Republic with the SEC on September 16, 2005).

(b)	Not applicable.

(c)	Not applicable.

(d)(i)	Proposed Amendments to Articles of Incorporation of Republic (incorporated herein by reference to Appendix A to the Proxy Statement).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.